Mail Stop 6010

October 15, 2008

Mr. Alan Gallantar
Chief Financial Officer
Ivivi Technologies, Inc.
135 Chestnut Ridge Road
Montvale, New Jersey 07645

      Re: **Ivivi Technologies, Inc.**
                Form 10-KSB for the year ended March 31, 2008
                Filed June 30, 2008
                File No. 001-33088

Dear Mr. Gallantar:

We have reviewed your filings and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the period ended June 30, 2008

Financial Statements, page 3

Note 7. Subsequent Event, page 13

1.   We note your disclosure that following your informal appeal, the FDA did not change
         their determination regarding your SofPulse, Roma and Torino products. Further, we
         noted that you received a letter from Allergan notifying you of their determination to
         cease distribution of your products under the Agreement until such time as the FDA
         clears for U.S. distribution the products you have sold them. You disclose that "although
         the potential liability might be material to [your] financial condition, as of the date of this
         report, [you] cannot determine [your] estimated liability, if any, due Allergan under the
         Agreement, and therefore, [you] have not reserved for this contingency in [your] financial
         statements." Please respond to the following:

     o   Please clarify why you do not believe you can determine your estimated liability
         at this time.
     o   Please clarify if your dispute with the FDA relates to all of your current products.
     o   We see that Allergan has paid an initial fee of $500,000 and you have recognized
         portions of this amount as revenue. We also note that Allergan will pay you up to
         $1 million in milestone payments, clarify if any such payments have been made to
         the company to date.
     o   Tell us how much of your revenue in each period relates to Allergan in total,
         including sales of products, recognition of the initial payment noted above and
         any other amounts paid to you by Allergan.
     o   Tell us if you have any obligation to buy back your product from Allergan or any
         other customers if you do not prevail in your formal appeal with the FDA and the
         impact on previously recognized revenue.
     o   Tell us and revise future filings to clearly indicate the overall impact Allergan's
         recent determination, both on your past accounting as well as the future impact
         you believe this will have on your financial condition. For example, if you believe
         future sales levels will significantly decrease, please disclose so.
     o   Further, clearly disclose how much Allergan has paid under the Agreement and
         how much of that you may be required to return and the impact that will have on
         your financial condition.

         As appropriate, please respond to this comment within 10 business days or tell us when
you will provide us with a response. Please furnish a cover letter that keys your response to our
comment and provides any requested information. Detailed cover letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your response
to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3554 if you have any questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Angela Crane
Accounting Branch Chief